[redacted]

08032700

SEC Mail Processing Section

AUG 22 2008

Washington, DC
111

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Progressive Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1904 Franklin Street, Suite 903
(No. and Street)

Oakland (City) CA (State) 94612-2923 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Todd Melillo, CEO (510) 622-0202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Suite 200 (Address) Larkspur (City) CA (State) 94939-1750 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 16 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Todd Melillo , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Progressive Asset Management, Inc. , as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NICOLE M. QUEVILLON
COMM. #1801601
Notary Public - California
Los Angeles County
My Comm. Expires Jun. 14, 2012
NR01

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the net capital as reported herein.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Progressive Asset Management, Inc.

Financial Statements

and

Supplemental Information

Years ended June 30, 2008 and 2007

with

Reports of Independent Auditors

Contents

WILSON
MARKLE
STUCKEY
HARDESTY
& BOTT

Report of Independent Auditors

Board of Directors
Progressive Asset Management, Inc.

We have audited the accompanying statement of financial condition of Progressive Asset Management, Inc. as of June 30, 2008 and 2007, and the related statements of operations, stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the years then ended. These financial statements are the responsibility of the management of Progressive Asset Management, Inc. Our responsibility is to express an opinion on these financial statements, based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Progressive Asset Management, Inc. as of June 30, 2008 and 2007, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

We performed our audit primarily to form an opinion on the basic financial statements taken as a whole. The management of Progressive Asset Management, Inc. presents the accompanying supplemental information for additional analysis, as it is not a required part of the basic financial statements. Rule 17a-5 of the Securities Exchange Act of 1934 requires the supplemental information. We subjected the supplemental information to the same auditing procedures we applied during the audit of the basic financial statements and, in our opinion, the management of Progressive Asset Management, Inc. fairly stated the supplemental information in all material respects in relation to the basic financial statements, taken as a whole.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
August 15, 2008

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

Progressive Asset Management, Inc.
Statement of Financial Condition
June 30, 2008 and 2007

	2008	2007
Assets		
Current assets		
Cash and cash equivalents	$256,094	$675,117
Investment securities, at fair market value	–	86,131
Commissions receivable	6,003	24,544
Other receivables	3,483	8,114
Prepaid expenses	10,525	15,454
Prepaid income taxes	2,842	16,234
Total current assets	278,947	825,594
Property and equipment, at cost	41,930	41,930
Accumulated depreciation	(41,930)	(40,949)
Property and equipment, net	–	981
Other assets		
Deposits	17,678	4,216
Total other assets	17,678	4,216
Total assets	$296,625	$830,791

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Financial Condition
June 30, 2008 and 2007

	2008	2007
Liabilities		
Current liabilities		
Accounts payable	$ 9,463	$ 8,783
Accrued liabilities	6,800	30,313
Total current liabilities	16,263	39,096
Preferred stock, Series A, $7 stated value; 200,000 shares authorized, zero shares issued and outstanding (2007 - 1,859)	–	1,301
Stockholders' equity		
Preferred stock, no par value; 1,000,000 shares authorized, zero issued and outstanding	–	–
Common stock, no par value; 5,000,000 shares authorized, 2,075,263 shares issued and outstanding (2007 - 2,075,263)	1,285,750	1,285,750
Retained earnings (accumulated deficit)	(1,005,388)	(495,356)
Total stockholders' equity	280,362	790,394
Total liabilities and stockholders' equity	$ 296,625	$ 830,791

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Operations
Years ended June 30, 2008 and 2007

	2008	2007
Revenues		
Commissions	$369,366	$526,810
Investment income	17,549	1,303
Other income	59,596	76,181
Total revenues	446,511	604,294
Costs and expenses		
Employee compensation and benefits	118,551	166,530
Communications	7,427	6,065
Insurance	3,622	2,292
Occupancy	20,396	17,726
Office expenses	12,835	9,212
Professional fees	52,736	58,793
Business development and promotion	66,990	137,451
Regulatory	9,668	11,986
Social screening and shareholder advocacy	72,641	73,961
Taxes and licenses	2,268	2,454
Travel and entertainment	10,038	6,348
Depreciation and amortization	981	3,490
Total costs and expenses	378,153	496,308
Income before income taxes	68,358	107,986
Taxes on income	6,357	6,214
Net income	$ 62,001	$101,772
Net income per share		
Basic	$0.03	$0.05
Fully diluted	$0.03	$0.05
Shares used to compute per share amounts		
Basic	2,075,263	2,075,263
Fully diluted	2,079,219	2,118,303

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Stockholders' Equity
Years ended June 30, 2008 and 2007

	Common stock		Retained earnings (accumulated deficit)	Total stockholders' equity
	Shares	Amount		
Balances, June 30, 2006	2,075,263	$1,285,750	($ 581,570)	$704,180
Redemption of preferred stock, Series A, at stated value, net of issuance value	–	–	(15,558)	(15,558)
Net income	–	–	101,772	101,772
Balances, June 30, 2007	2,075,263	1,285,750	(495,356)	790,394
Redemption of preferred stock, Series A, at stated value, net of issuance value	–	–	(11,712)	(11,712)
Dividend, $0.20, paid January 8, 2008	–	–	(415,053)	(415,053)
Dividend, $0.07, paid April 8, 2008	–	–	(145,268)	(145,268)
Net income	–	–	62,001	62,001
Balances, June 30, 2008	2,075,263	$1,285,750	($1,005,388)	$280,362

See accompanying notes.

Progressive Asset Management, Inc.
Statement of Cash Flows
Years ended June 30, 2008 and 2007

	2008	2007
Cash flows from operating activities		
Net income	$ 62,001	$101,772
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization	981	3,490
Changes in current assets and liabilities		
Investment securities	86,131	153,237
Commissions receivable	18,541	(7,508)
Other receivables	4,631	1,502
Prepaid expenses	4,929	2
Accounts payable	680	(13,301)
Accrued liabilities	(23,513)	11,778
Deferred revenue	–	(3,000)
Income taxes receivable and payable	13,392	(30,034)
Net cash provided by operating activities	167,773	217,938
Cash flows from investing activities		
Change in deposits	(13,462)	(1,000)
Net cash used by investing activities	(13,462)	(1,000)
Cash flows from financing activities		
Redemption of preferred stock, Series A	(13,013)	(19,032)
Dividends paid	(560,321)	–
Net cash used by financing activities	(573,334)	(19,032)
Net change in cash and cash equivalents	(419,023)	197,906
Cash and cash equivalents, beginning of year	675,117	477,211
Cash and cash equivalents, end of year	$256,094	$675,117
Supplemental disclosures of cash flow information		
Cash paid (refunded) for (from) income taxes	($ 7,035)	$ 36,092

See accompanying notes.

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2008

Note 1 – Summary of significant accounting policies

Basis of presentation
Progressive Asset Management, Inc. (Company) incorporated in California on July 14, 1987, and registered as a broker-dealer under the Securities and Exchange Act of 1934. Through May 1999, the Company was a full-service investment firm specializing in socially responsible investing. As more fully discussed in Note 5, the Company transferred all customer accounts and relationships with client representatives to another broker-dealer. The Company remains registered as a broker-dealer, continues to provide research and referrals in consideration for commission-based fees and recruits brokers for FWG (Note 5). Transferred and recruited brokers committed to socially responsible investing form the Progressive Asset Management Network.

In its policies, practices and programs, the Company commits to provide its clients with the highest quality financial products and investment services and to operate as a strong, positive force for social justice and environmental protection. The headquarters of the Company is in Oakland, California.

The accompanying financial statements include the accounts of the Company. Not included are the accounts of a previously owned (45%) subsidiary, Growth Capital Services, Inc. (formerly Aquillian Investments, Inc. and ProgressiveTrade Securities, Inc. In December 2006, the Company received $25,000 for its initial investment of $100,001 and recorded an investment loss of $75,001, included herein. The Company may receive certain contingent payments of up to $100,000 in the future dependent on the revenues of Growth Capital Services, Inc.

The Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, demand deposits held by commercial banks and money market funds held by registered investment companies. All cash and cash equivalents are available to the Company within 90 days of demand. The carrying amount of cash and cash equivalents approximates fair value due to their short-term nature.

Note 1 – Summary of significant accounting policies (continued)

Investment securities
The Company classifies investments in marketable securities as investment securities and records them at their fair market value.

Property and equipment
Property and equipment consists of furniture and office and computer equipment. The Company capitalizes acquisitions when they exceed $1,000. The Company computes depreciation of property and equipment using the straight-line method over the estimated useful lives of the respective property and equipment, ranging from three to seven years.

Security transactions and commissions
The Company records net commission revenue from FWG (Note 5) and on its limited security transactions on a settlement-date basis. Net commission revenue on unsettled transactions at year-end is not material.

Advertising costs
The Company expenses costs for producing and communicating advertising when incurred. During the years ended June 30, 2008 and 2007, the Company incurred advertising costs totaling $9,134 and $8,754, respectively.

Income taxes
The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that are included in financial statements and tax returns in different periods. Under this method, the Company determines deferred tax assets and liabilities based on the difference between financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the years when the Company estimates the differences to reverse. As of June 30, 2008 and 2007, there were no significant deferred tax assets or liabilities except for a deferred tax asset as of June 30, 2008 and 2007 (net of a 100% valuation allowance) resulting from available federal low income housing income tax credits (Note 2).

Earnings per share
The Company calculates basic earnings per share based on the weighted average number of common shares outstanding during the year. The Company calculates fully diluted earnings per share based on the weighted average number of common

Note 1 – Summary of significant accounting policies (continued)

shares and common stock equivalents, including options and convertible preferred stock, outstanding during the year.

Estimated fair value of financial instruments
Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are stated at their fair value.

Use of estimates
The preparation of financial statements in conformity with accounting principle generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported herein. Although management of the Company bases the estimates on its knowledge of current events and actions it may undertake in the future, actual results may differ.

Reclassifications
The Company reclassified certain prior year amounts to conform to the current year presentation. Refer and compare to the prior year financial statements for details.

Note 2 – Income taxes

During the years ended June 30, 2008 and 2007, the Company used federal low income housing income tax credits available from prior years to reduce its federal income tax liability to zero. As of June 30, 2008, the Company had carry forwards of unused federal low-income housing income tax credits totaling approximately $63,000.

The income tax provisions for the years ended June 30, 2008 and 2007, consist entirely of state income taxes.

Note 3 – Series A preferred stock

Earth Trade, Inc. (Earth Trade) organized in 1992 to promote sustainable development by marketing both organic and conventional food products from farm cooperatives in the developing world. Principally due to continuing losses, the shareholders of Earth Trade voted in May 1997 to voluntarily dissolve and liquidate its net assets. The Company Board of Directors, with consideration of its mission and standards of social responsibility, its 30% ownership of Earth Trade and its role as placement agent for debt and equity securities issued by Earth Trade, voluntarily settled with the Earth Trade note holders. Under two agreements made in January 1998 and February 1999, in exchange for their residual Earth Trade debt and a general release of liability, the note holders received Company Series A preferred stock with a stated value of $7.00 (fair market value on settlement date of $0.70), Company common stock with a stated value of $5.00 (fair market value on settlement date of $0.50) and cash. The Company recorded the Series A preferred stock at its value when the Company issued it and excluded it from stockholders' equity.

The Company issued stock and paid cash (in installments through September 23, 2002) to close the settlement agreements, as follows:

	Shares	Amount
Preferred, Series A	94,879	$ 66,416
Common	91,852	45,925
Cash	–	407,022
Total		$519,363

Before the settlement agreements, the Company owed nothing to Earth Trade or its share- or note holders. Accordingly, the Company did not consider the settlement agreement a debt extinguishment. However, due to the mandatory redemption feature of the Series A preferred stock, management did not classify it with stockholders' equity.

The Series A preferred stock did not pay dividends, was non-voting, had a $7.00 per share liquidation preference over the common stock and was convertible 1:1 into shares of common stock at the option of the holder or automatically upon the occurrence of certain events. The Series A preferred stock was subject to mandatory redemption annually each November 1 at $7.00 per share.

Note 3 – Series A preferred stock (continued)

The Company committed to redeem a portion of the Series A preferred stock based on 1% of its gross revenues, as adjusted, and limited by the ability of the Company to meet its net capital requirements (Note 9). In October 2006, the Company redeemed 1,038 shares of Series A preferred stock for $7,266. In December 2006, the Company redeemed 3,922 shares for $11,766. Finally, in October 2007, the Company redeemed the remaining 1,859 shares for $13,013.

Note 4 – Common stock options

In December 1995, the Company adopted a stock option and incentive plan that allowed for the issuance of up to 200,000 shares of common stock through December 31, 2004. The plan provided for the award of stock options, employee stock purchases and restricted stock grants. Of the options awarded, all vested immediately and recipients must hold them for up to two years (up to seven years for options awarded before December 1995) before exercise.

The Company Board of Directors determined awards of additional stock options, vesting, exercise prices and other option terms. The exercise prices for all options awarded have not been less than the fair market value of the stock as determined by the Board of Directors at the date of grant. Certain options required a 10% premium on the option price under certain circumstances. Outstanding options as of June 30, 2008, expire from December 31, 2008 through 2010 and reconcile as follows:

Granted during the calendar year	Price	Shares	Expiration
2001	$0.60	1,500	12-31-2007
2002	0.40	1,000	12-31-2008
2003	0.24	1,000	12-31-2009
2004	0.16	1,000	12-31-2010
Outstanding as of June 30, 2007		4,500	
Expired December 31, 2007	0.60	(1,500)	2007
Outstanding as of June 30, 2008		3,000	

Compensation expense related to outstanding stock options is not material to the financial position of the Company.

Note 5 – Paradox Holding, Inc. and FWG agreement

In May 1999, the Company entered into agreement with Paradox Holdings, Inc., parent of Financial West Investment Group, Inc. (FWG), in which the Company transferred all of its customer accounts and relationships with client representatives to FWG. FWG retains 4.75% of all gross commissions generated by the transferred representatives (and any other representatives recruited by the Company in the future), pays commissions and reimburses certain expenses to the transferred representatives and remits the net commissions to the Company. FWG retained only 3.50% of all gross commissions until the difference, 1.25%, of all gross commissions paid to the Company totaled $875,000.

The Company records payments from FWG in connection with the transfer as commission revenue. Of the total FWG commissions the Company recorded as revenue during the years ended June 30, 2008 and 2007, $24,134 and $83,351, respectively, represented payments against the $875,000, with zero and $24,134, respectively, due as of June 30, 2008 and 2007. Paradox Holdings, Inc. had guaranteed payments to the Company by FWG, Inc.

Note 6 – Employee benefit plans

The Company offers a defined contribution SIMPLE plan for the benefit of its employees. The plan allows for employee elective contributions. In addition, the Company must match employee elective contributions up to the lesser of each employee's actual elective contributions or 3% of each employee's salary. The Company incurred matching contribution expense during the years ended June 30, 2008 and 2007, totaling $2,726 and $4,046, respectively.

Note 7 – Credit risk and concentrations

As of and during the years ended June 30, 2008 and 2007, the Company maintained deposit balances at a commercial bank in excess of federal deposit insurance amounts. Federal deposit insurance does not cover money market amounts held by registered investment companies.

The Company earned all of the commission revenue reported herein from FWG (Note 5).

Progressive Asset Management, Inc.
Notes to Financial Statements
June 30, 2008

Note 8 – Commitments and contingencies

The company leased its office facility under an operating lease that expired July 31, 2008. During the years ended June 30, 2008 and 2007, rent expense, net of sub-lease payments, totaled $20,396 and $17,726, respectively.

The Company, in the ordinary course of its business, may be named in matters arising from its activities as a broker-dealer. In the opinion of management, based upon discussions with legal counsel, the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

Note 9 – Net capital requirement

Pursuant to and as defined in the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital of $100,000 and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. As of June 30, 2008, the Company had net capital of $241,354, which is $141,354, in excess of its required net capital. As of June 30, 2008, the ratio of aggregate indebtedness to net capital was 0.067 to 1.

Note 10 – Quarterly financial results (unaudited)

The unaudited revenue and income (loss) of the Company for the four quarters ending June 30, 2008 and 2007, total as follows:

	Revenue	Income (loss)
September 30, 2007	$159,413	$49,132
December 31, 2007	120,081	3,801
March 31, 2008	90,484	4,980
June 30, 2008	76,533	4,088
September 30, 2006	$151,072	$41,813
December 31, 2006	101,910	(42,603)
March 31, 2007	156,614	42,018
June 30, 2007	194,968	60,494

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Progressive Asset Management, Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

June 30, 2008

Balance, beginning of year	$–
Increase (decrease)	–
Balance, end of year	$–

Progressive Asset Management, Inc.
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
June 30, 2008

Aggregate indebtedness	
Total liabilities	$ 16,263
Less subordinated liabilities	–
Net aggregate indebtedness	$ 16,263
Net capital	
Stockholders' equity	$280,362
Deductions	
Petty cash	200
Other receivables	3,483
Prepaid expenses	10,525
Prepaid income taxes	2,842
Deposits	17,678
Security haircuts	3,181
Undue concentration	1,099
Total deductions	39,008
Net capital	$241,354
Net capital requirements and ratio	
Minimum net capital requirements	
Higher of 6-2/3% x aggregate indebtedness or $100,000	$100,000
Excess net capital	$141,354
Excess net capital at 1,000% of aggregate indebtedness	$239,728
Aggregate indebtedness to net capital ratio	0.067 to 1

Progressive Asset Management, Inc.
Reconciliation Pursuant to Rule 17a-5(d)(4) of the
Securities Exchange Act of 1934
June 30, 2008

Reconciliation with Computation of the Company
(Included in Part IIA of Form X-17A-5 as of June 30, 2008)

Net capital, as reported in Part IIA (unaudited) FOCUS Report	$236,097
Audit adjustments	5,257
Net capital, as adjusted	$241,354
Aggregate indebtedness, as reported in Part IIA (unaudited) FOCUS Report	$ 22,621
Audit adjustments	(6,358)
Aggregate indebtedness, as adjusted	$ 16,263

Net capital audit adjustments total as follows:

Income tax adjustment	$ 6,358
Undue concentration	(1,099)
Other adjustments, net	(2)
Net capital audit adjustments	$ 5,257

Aggregate indebtedness audit adjustments total as follows:

Income tax adjustment	($ 6,358)

Progressive Asset Management, Inc.
Computation for Determination of Reserve Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company limits its activities to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

Progressive Asset Management, Inc.
Information Relating to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2008

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

WILSON MARKLE STUCKEY HARDESTY & BOTT

Report of Independent Auditors on Internal Accounting Control
Required under Rule 17a-5 of the Securities Exchange Act of 1934

Board of Directors
Progressive Asset Management, Inc.

In planning and performing our audit of the financial statements of Progressive Asset Management, Inc. (Company) as of and for the year ended June 30, 2008, in accordance with auditing standards generally accepted in the United States, we considered the internal control over financial reporting (internal control) of the Company as a basis for designing our audit procedures to express our opinion on the financial statements, but not to express an opinion on the effectiveness of the internal control of the Company. Accordingly, we do not express an opinion on the effectiveness of the internal control of the Company.

In addition, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e).

Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph. In fulfilling this responsibility, management makes estimates and judgments required to

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆◆ Fax: 415-925-1140 ◆◆ Internet: www.wmshb.com

assess the expected benefits and related costs of controls and of the practices and procedures referred to in the second paragraph, and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives of the SEC. Two of the objectives of internal control and practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the authorization of management and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph.

Because of inherent limitations in internal control and the practices and procedures in the second paragraph, error or fraud may occur and they may not detect the error or fraud. In addition, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the ability of the Company to initiate, authorize, record, process or report financial data reliably in accordance with accounting principles generally accepted in the United States such that there is more than a remote likelihood that the internal control of the Company will not prevent or detect a misstatement of the financial statements of the Company that is more than inconsequential.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that the internal control of the Company will not prevent or detect a material misstatement of the financial statements.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our

study, we believe that the practices and procedures of the Company, as described in the second paragraph, were adequate, as of June 30, 2008, to meet the objectives of the SEC.

We intend this report solely for the information and use of the Board of Directors and management of the Company, the National Association of Securities Dealers, SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. We do not intend this report and no one should use this report except for the parties specified above.

Wilson Markle Stuckey Hardesty & Bott

Wilson Markle Stuckey Hardesty & Bott
Larkspur, California
August 15, 2008

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